Exhibit 99.31

HEADWATERS INCORPORATED

2010 INCENTIVE COMPENSATION PLAN

NOTICE OF CASH-SETTLED STOCK APPRECIATION RIGHT GRANT

November 2010

NAME

Headwaters Incorporated (the “Company”) has granted to you a cash-settled Stock Appreciation Right (“SAR”) based on the Fair Market Value of the common stock of the Company under the Headwaters Incorporated 2010 Incentive Compensation Plan (the “Plan”) as follows. The SAR is granted subject and pursuant to the terms of the Plan, the Stock Appreciation Right Agreement, and the Stock Appreciation Right Exercise Notice, (copies of which are attached hereto except the Plan, which is being delivered by electronic mail, and all of which are incorporated herein in their entirety). Each of the capitalized terms herein shall have the meaning given it by such documents, except if the context of such term herein clearly assumes a different meaning.

Date of Grant	6 November 2010
Total Number of Shares Covered By this SAR (Number of SAR Units)
Exercise Base Price Per Share of Common Stock	$3.81
Expiration Date	30 September 2015

1.    Exercise of the SAR. Subject to the provisions of the Plan, you shall have the right to exercise the SAR in whole or in part and to receive a cash payment with respect to each SAR Unit equal to the difference between (i) the Fair Market Value per share of the common stock of the Company on the date of exercise, and (ii) the Exercise Base Price per share of the common stock of the Company (“Distributable Amount”). The exercise of the SAR shall be made solely by execution of the Stock Appreciation Right Exercise Notice attached hereto.

2.    Exercise Base Price. The Exercise Base Price per share of common stock shall not be less than the Fair Market Value of the common stock of the Company on the Date of Grant.

3.    Vesting. The SAR shall become vested based on the following service vesting schedule beginning on the Date of Grant:

Completed Period of Service	Vested Portion of the SAR
30 September 2011	1/3
30 September 2012	1/3
30 September 2013	1/3

4.    Exercise Period.

(a)    Commencement of Exercise Period. The portion of the SAR vested pursuant to section 3 above shall become exercisable.

(b)    Term of Exercise Period. The vested and exercisable portion of the SAR may be exercised by you for the period of your employment with the Company or its subsidiary and three (3) months after the termination of your employment with the Company (but in no event later than the Expiration Date), provided, that your employment is not terminated for “Cause.” The SAR shall terminate immediately upon the termination of your employment for “Cause” (as defined in the Stock Appreciation Right Agreement a copy of which is attached hereto), as determined by the Board of Directors of the Company or its Compensation Committee with or without notice to you. Upon the termination of your employment with the Company or its subsidiary due to your Disability (as defined in the Stock Appreciation Right Agreement a copy of which is attached hereto) or death, this SAR may be exercised by you or your probate estate (if applicable) for the period of twelve (12) months after your termination of employment with the Company.

By your signature and the signature of the Company’s representative below, you and the Company agree that this SAR is granted under and governed by the terms and conditions of the Plan, this Notice of Stock Appreciation Right Grant, the Stock Appreciation Right Agreement, and the Stock Appreciation Right Exercise Notice, copies of all of which are made a part of this instrument.

GRANTEE	HEADWATERS INCORPORATED

Signature	Signature
NAME	Kirk A. Benson, CEO

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